Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration No. 333-179784 Relating to Preliminary Prospectus Supplement dated February 29, 2012 to Prospectus dated February 29, 2012

$325,000,000

Rayonier Inc.

3.750% Senior Notes due 2022

Pricing Term Sheet

February 29, 2012

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Rayonier Inc.

Guarantees:	Fully and unconditionally by existing and future subsidiaries that guarantee the principal senior credit facility

Type of Offering:	SEC registered (No. 333-179784)

Anticipated Ratings(*):	Moody’s: Baa1 (Stable Outlook); S&P: BBB+ (Stable Outlook)

Security:	3.750% Notes due 2022

Size:	$325,000,000

Trade Date:	February 29, 2012

Settlement Date (T+3):	March 5, 2012

Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2012

Maturity Date:	April 1, 2022

Coupon (Interest Rate):	3.750%

Price to Public:	99.781%, plus accrued interest, if any, from March 5, 2012

Yield to Maturity:	3.776%

Spread to Benchmark Treasury:	+ 180 bps

Benchmark Treasury:	2.000% UST due February 15, 2022

Benchmark Treasury Price and Yield:	100-07; 1.976%

Optional Redemption:

In whole or in part at any time prior to January 1, 2022, at a redemption price equal to the greater of (i) 100% of principal amount or (ii) discounted present value at T+30 bps, plus accrued and unpaid interest, if any.

In whole or in part at any time on or after January 1, 2022, at 100% of principal amount, plus accrued and unpaid interest, if any.

Net Proceeds to Issuer before Expenses:	$322,175,750

Use of Proceeds:	To repay borrowings outstanding under the revolving credit facility and for general corporate purposes

CUSIP/ISIN:	754907AA1/US754907AA12

Listing:	None

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC

Co-Managers:

Wells Fargo Securities, LLC

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Additional Information:	As of December 31, 2011, after giving effect to this offering and the application of the net proceeds therefrom, the Issuer would have had total debt outstanding of approximately $1,022,339,000.

(*) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained and changes described herein.

FREE WRITING PROSPECTUS LEGEND

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.